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                                   EXHIBIT 2



                                  June 2, 1997



Board of Directors of Shoney's, Inc.
1727 Elm Hill Pike
Nashville, Tennessee 37210


    Re:     Meeting of the Shoney's, Inc. Board of Directors
            ------------------------------------------------



Ladies and Gentlemen:

    As you know from our SEC filing last month, my mother and I are disappointed with Shoney's performance and the performance of Shoney's stock price in recent years. As one of the largest shareholders of Shoney's, we are obviously concerned about the significant loss in market value that has been suffered by all of Shoney's shareholders in recent years. Moreover, we regard Shoney's as a legacy created by my father Alex, who founded the company in 1947, and, on a personal note, it has been very distressing to us to watch Shoney's struggle in recent years.

    As we indicated in our SEC filing, we are in the process of evaluating various possible alternatives with respect to our investment in Shoney's.
During this process, we have been reviewing in detail the publicly available data regarding the business, financial condition and operating results of Shoney's, and we have had the opportunity to discuss this publicly available data with certain members of Shoney's management. This process is ongoing, and, while at this time we have not decided on a course of action, we expect to make further progress during the next two weeks.

    Based on our review thus far, we believe that Shoney's is at a critical juncture and that the actions to be taken by Shoney's Board to address the current situation will play a crucial role in determining Shoney's future. For this reason, I would like to meet with the Board at its meeting on June 17, 1997 to discuss Shoney's current situation and our concerns regarding the company's future. By that time, we expect to be far enough along in our evaluation process to present to you some concrete alternatives for addressing Shoney's current problems.

    We believe that this exchange of information and ideas will be very useful to the Board as it gathers information and formulates a plan to address Shoney's situation in a manner which is beneficial to all of Shoney's shareholders. In light of the company's recent performance, the Board will be faced with some difficult decisions in the time ahead. My successful experiences in the family and casual restaurant industry, including most recently my founding and development of Ray's on

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the River and the Rio Bravo restaurant chain which I sold to Applebees in 1995, have provided me with valuable skills which I believe I can use to assist you as you deal with Shoney's current situation.

    Please let us know as soon as possible whether you will honor our request to meet with you at the Board's meeting. We look forward to your response.

                                  Sincerely,

                                  /s/ Raymond D. Schoenbaum
                                  ------------------------------

                                  Raymond D. Schoenbaum


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